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Contact:
Grace Protos
(212 )929-5500


FOR IMMEDIATE RELEASE:


TB WOOD'S Corporation Announces Preliminary Results of Self-tender Offer

CHAMBERSBURG, PA, December 20, 1999 -- TB Wood's Corporation (NYSE:TBW) today announced the preliminary results of its "Dutch Auction" self tender offer, which expired at 12:00 Midnight, New York City time, on December 17, 1999. The Company commenced the tender offer for up to 400,000 shares of its common stock, or approximately 6.8% of its then-outstanding shares, at a purchase price not greater than $12.50 nor less than $9.00 per share on November 12, 1999. Based upon a preliminary count by American Stock Transfer & Trust Company, the depositary for the offer, a total of 424,398 shares were tendered at $9 per share. Due to the over-subscription, shares tendered will be pro-rated. The Company expects to purchase, subject to final verification, 400,000 shares at $9.00 per share, resulting in an estimated pro-ration factor of approximately 94%. The determination of the actual number of shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered (and not properly withdrawn), including shares tendered subject to guarantees of delivery. Payment for shares validly tendered and accepted will be made promptly, subject to proper delivery of shares according to the terms of the offer. Stockholders may obtain further information by calling the Company directly and asking for Thomas F. Tatarczuch, Vice President-Finance, or Michael
L. Hurt, President, or by calling our Information Agent, MacKenzie Partners, Inc., at (212) 929-5500 or (800) 322-2885.